Pricing Supplement dated July 27, 2018 (To Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$1,485,000

CALLABLE RANGE ACCRUAL NOTES DUE AUGUST 3, 2020 LINKED TO THE 10-YEAR U.S. DOLLAR ICE SWAP RATE

Principal Amount:	US$1,485,000	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Original Trade Date(*):	July 27, 2018	Final Valuation Date:	July 27, 2020
Original Issue Date:	August 1, 2018	Maturity Date:	August 3, 2020
Reference Rate:

10-Year U.S. Dollar ICE Swap Rate (the “Swap Rate”), which is, on any swap business day (as defined herein), the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

Interest Rate:	The interest rate per annum will be equal to the product of (1) the Above Barrier Rate and (2) the Accrual Factor.
Payment at Maturity:

If the Final Swap Rate is equal to or greater than the Barrier Swap Rate, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 principal amount Note.

If the Final Swap Rate is less than the Barrier Swap Rate, you will lose 1% of the principal amount of your Notes for every 1% that the Final Swap Rate is less than the Initial Swap Rate. Under these circumstances, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Swap Rate Return)

If the Final Swap Rate is less than the Barrier Swap Rate, the Notes will be fully exposed to the decline in the Swap Rate, and you will lose a significant portion or all of your investment at maturity. If the Final Swap Rate is zero or negative, you will lose your entire investment in the Notes at maturity.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-3 of this pricing supplement.

[Terms of the Notes continue on the following page]

	Price to Public(1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC
Per Note	100%	0.85%	99.15%
Total	$1,485,000.00	$12,622.50	$1,472,377.50

1 Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $977.80 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

2 Barclays Capital Inc. will receive commissions from the Issuer of 0.85% of the principal amount of the Notes, or $8.50 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS-11 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Above Barrier Rate:	7.30% per annum
Accrual Factor:

For any Interest Period, the number of calendar days in the applicable Interest Period on which the Swap Rate observed on that day is equal to or greater than the Barrier Swap Rate, divided by the total number of calendar days in the applicable Interest Period. Subject to the Rate Cut-off Date provision described below, the Swap Rate on any calendar day in an Interest Period that is not a swap business day will equal the Swap Rate observed on the immediately preceding swap business day.

Barrier Swap Rate:	2.4168, which is 80% of the Initial Swap Rate (rounded to four decimal places).
Initial Swap Rate:	3.021, which is the Swap Rate on the Original Trade Date.
Final Swap Rate:	The Swap Rate on the Final Valuation Date.
Swap Rate Return:	Final Swap Rate – Initial Swap Rate Initial Swap Rate In no event, however, will the Swap Rate Return be less than -100%.
Interest Payment Amount:

For each Interest Period, the interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Interest Payment Dates:	Payable monthly in arrear on the 1st day of each month, commencing on September 1, 2018 and ending on the Maturity Date (or Early Redemption Date, if applicable).
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or Early Redemption Date, if applicable).

Rate Cut-off Date:

For any Interest Period, the Swap Rate for any day from and including the third swap business day prior to the related Interest Payment Date to and excluding such Interest Payment Date will equal the Swap Rate on such third swap business day prior to that Interest Payment Date (each such third swap business day, a “Rate Cut-Off Date”).  As such, if the Swap Rate is less than the Barrier Swap Rate on a Rate Cut-Off Date, no interest will accrue for that day or the remainder of the applicable Interest Period, even if the Swap Rate is equal to or greater than the Barrier Swap Rate on any day during that time.

Redemption at the Option of the Issuer:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below on any Interest Payment Date occurring in February, May, August or November, commending on February 1, 2019, provided we give at least five Business Days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to close.

Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06746XJT1 / US06746XJT19
(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this pricing supplement.

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PS-11 of this pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

The following definitions and provisions apply to the Notes, notwithstanding anything to the contrary in the accompanying prospectus supplement:

Swap Rate: The Swap Rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

A “swap business day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

Swap Rate Fall Back Provisions: If the Swap Rate is not displayed by approximately 11:00 a.m., New York City time, on Reuters page ICESWAP1 on any day on which the Swap Rate must be determined, the Swap Rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on that day. For this purpose, the semi-market annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year term, commencing on that day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (ICE Benchmark Administration). The calculation agent will request the principal New York City offices of each of the reference banks to provide a quotation of its rate. If at least three quotations are provided, the Swap Rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the Swap Rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Postponement of the Final Valuation Date: The Final Valuation Date will be postponed if that day is not a swap business day, in which case the Final Valuation Date will be the first following day that is a swap business day. In no event, however, will the Final Valuation Date be postponed by more than five business days. If the last possible Final Valuation Date is not a swap business day, that day will nevertheless be the Final Valuation Date, in which case the Swap Rate will be determined as described under “—Swap Rate Fall Back Provisions” above.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•  You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income.

•  You anticipate that the Swap Rate will remain above the Barrier Swap Rate throughout the term of the Notes.

•  You do not anticipate that the Final Swap Rate will be less than the Barrier Swap Rate, and you are willing and able to accept the risk that, if it is, you will lose a significant portion or all of your investment at maturity.

•  You understand that a very small percentage point decrease in the Swap Rate from the Initial Swap Rate to the Final Swap Rate can result in a significant loss on the Notes and that an investment in the Notes is highly risky.

•  You understand and accept that any positive return on the Notes will be limited to the potential interest payments, which are based on the predetermined Above Barrier Rate and the performance of Swap Rate during each Interest Period, and you will not participate in any percentage increase of the Swap Rate above the Above Barrier Rate, which may be significant.

•  You understand and accept the risks that (a) the amount of interest that you may receive with respect to any Interest Period will depend on the number of days in the Interest Period on which the Swap Rate is equal to or greater than the Barrier Swap Rate, (b) the interest payable with respect to any Interest Period may be as low as zero and (c) accordingly, you may not receive any interest payments on your Notes.

•  You are willing and able to accept the risks associated with an investment linked to the performance of the Swap Rate, as explained in more detail in the “Selected Risk Factors” and “10-Year U.S. Dollar ICE Swap Rate Overview” sections of this pricing supplement.

•  You are familiar with the Swap Rate and understand the factors that influence the Swap Rate and interest rates generally.

•  You are willing to accept the risk that we may, in our sole discretion, redeem the Notes prior to scheduled maturity and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield.

•  You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity.

•  You are willing and able to assume our credit risk for all payments on the Notes.

•  You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•  You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income.

•  You do not anticipate that the Swap Rate will remain above the Barrier Swap Rate throughout the term of the Notes.

•  You seek an investment that provides for the full repayment of principal at maturity.

•  You anticipate that the Final Swap Rate will be less than the Barrier Swap Rate, or you are unwilling or unable to accept the risk that, if it is, you will lose a significant portion or all of your investment at maturity.

•  You do not seek an investment on which a very small percentage point decrease in the Swap Rate can result in a significant loss or an investment that is highly risky.

•  You are unwilling or unable to accept the risk that the Interest Rate for any or all Interest Periods may be less than the Above Barrier Rate (and may be as low as zero).

•  You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Swap Rate, as explained in more detail in the “Selected Risk Factors” and “10-Year U.S. Dollar ICE Swap Rate Overview” sections of this pricing supplement.

•  You are not familiar with the Swap Rate, or you do not understand the factors that influence the Swap Rate or interest rates generally.

•  You are unwilling or unable to accept the risk that we may redeem the Notes prior to scheduled maturity.

•  You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity.

•  You are unwilling or unable to assume our credit risk for all payments on the Notes.

•  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in this pricing supplement, the prospectus and the prospectus supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples and table below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples and table below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.  The numbers appearing in the following examples and table below may have been rounded for ease of analysis.

For purposes of these examples, we assume that the Notes are not being redeemed prior to maturity pursuant to the Redemption at the Option of the Company provisions described above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above.  No additional payments will be due after the Early Redemption Date.

The examples and table set forth below further assume the Swap Rates as set forth below, a hypothetical Initial Swap Rate of 3.000% and a hypothetical Barrier Swap Rate of 2.4000% (equal to 80.00% of the hypothetical Initial Swap Rate).  The actual Initial Swap Rate and Barrier Swap Rate are as set forth on the cover of this pricing supplement.  For information about recent levels of the Swap Rate, please see “10-Year U.S. Dollar ICE Swap Rate Overview” in this pricing supplement.

Hypothetical Interest Rate and Interest Payment Calculations

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the formula set forth under “Interest Rate” on the cover of this pricing supplement.  The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the Swap Rate is observed, and then the Swap Rate is evaluated relative to the Barrier Swap Rate (that is, whether the Swap Rate on that day is equal to or greater than the Barrier Swap Rate).  Each calendar day on which the Swap Rate is equal to or greater than the Barrier Swap Rate shall be referred to in these examples as an “Accrual Day”.  Once the total number of Accrual Days for an Interest Period is determined, the total number of Accrual Days is then divided by the total number of calendar days in the applicable Interest Period in order to determine the Accrual Factor.

As described above, for each Interest Period, the Swap Rate for any day from and including the third swap business day prior to the related Interest Payment Date to but excluding such Interest Payment Date shall equal the Swap Rate on such third swap business day prior to that Interest Payment Date.  Furthermore, for any calendar day during an Interest Period that is not a swap business day, the Swap Rate on such day will equal the Swap Rate observed on the immediately preceding swap business day.

Step 2: Calculate the applicable Interest Rate for each Interest Period

For each calendar day in an Interest Period on which the Swap Rate is equal to or greater than the Barrier Swap Rate, interest will accrue at the Above Barrier Rate; conversely, for each calendar day in an Interest Period on which the Swap Rate is less than the Barrier Swap Rate, no interest will accrue.

Stated mathematically, the interest rate per annum for any Interest Period will be equal to the product of (1) the Above Barrier Rate and the (2) the Accrual Factor (as determined in Step 1).

The maximum possible per annum interest rate for any Interest Period is the Above Barrier Rate, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Swap Rate is less than the Barrier Swap Rate.  As a result, the per annum interest rate for any Interest Period could potentially be zero.  See “Selected Risk Factors—Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the calculation agent has determined the applicable interest rate per annum, the calculation agent will calculate the effective interest rate for the Interest Period (rounded to five decimal places) by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

For purposes of the table and examples below, we have assumed that there are a total number of 30 calendar days in each Interest Period.

Number of Accrual Days in the Interest Period	Accrual Factor(1)	Interest Rate (per annum)(2)
0	0.00000%	0.00000%
5	16.66667%	1.21666%
10	33.33333%	2.43333%
15	50.00000%	2.37500%
20	66.66667%	3.65000%
25	83.33333%	6.08333%
30	100.00000%	7.30000%

(1)         For any Interest Period, the Accrual Factor is equal to the number of Accrual Days divided by the total number of calendar days in the applicable Interest Period.

(2)         Interest Rate (per annum) = Above Barrier Rate × Accrual Factor

Example 1: If, on every calendar day during the relevant Interest Period, the Swap Rate is equal to or greater than the Barrier Swap Rate, the number of Accrual Days would equal the total number of calendar days in the Interest Period.  As a result, the Accrual Factor would equal 100%, and interest would accrue at the Above Barrier Rate of 7.30% per annum for every day in the Interest Period.  Therefore, the per annum interest rate for that Interest Period would be equal to the Above Barrier Rate of 7.30%, which is the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $6.08333 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

$1,000 × 7.30% × (30/360) = $6.08333

Example 2: If, on every calendar day during the relevant Interest Period, the Swap Rate is less than the Barrier Swap Rate, there would be no Accrual Days in the relevant Interest Period. As a result, the Accrual Factor would equal 0.00%, and no interest would accrue on any day in the Interest Period.  Therefore, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0.00).

Example 3: If the Swap Rate is equal to or greater than the Barrier Swap Rate on 15 of the calendar days in the relevant Interest Period (and therefore the Swap Rate is less than the Barrier Swap Rate on the other 15 calendar days), the number of Accrual Days in the relevant Interest Period would be equal to 15.  As a result, the Accrual Factor would equal 50.00% (15 Accrual Days divided by 30 calendar days), and interest would accrue at the Above Barrier Rate of 7.30% per annum for 50.00% of the total number of calendar days in the Interest Period, while no interest would accrue for the remaining 50.00% of the days in that Interest Period. Accordingly, the per annum interest rate for that Interest Period would be 3.65000%, calculated as follows:

Interest Rate (per annum) = Above Barrier Rate × Accrual Factor

7.30% × 50.00% = 3.65000%

Based on the per annum interest rate for the relevant Interest Period determined as described above, you would receive an interest payment of $3.04167 per $1,000 principal amount of Notes on the related monthly Interest Payment Date, calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

$1,000 × 3.65000% × (30/360) = $3.04167

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Final Swap Rate?

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes, excluding any interest payments that may be made on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.

Final Swap Rate	Percentage Increase/Decrease of Swap Rate	Swap Rate Return (1)	Payment at Maturity	Total Return on Notes (2)
4.500%	50.000%	50.000%	$1,000.00	0.000%
4.200%	40.000%	40.000%	$1,000.00	0.000%
3.900%	30.000%	30.000%	$1,000.00	0.000%
3.600%	20.000%	20.000%	$1,000.00	0.000%
3.300%	10.000%	10.000%	$1,000.00	0.000%
3.150%	5.000%	5.000%	$1,000.00	0.000%
3.075%	2.500%	2.500%	$1,000.00	0.000%
3.000%	0.000%	0.000%	$1,000.00	0.000%
2.850%	-5.000%	-5.000%	$1,000.00	0.000%
2.700%	-10.000%	-10.000%	$1,000.00	0.000%
2.400%	-20.000%	-20.000%	$1,000.00	0.000%
2.399%	-20.001%	-20.001%	$799.99	-20.001%
2.100%	-30.000%	-30.000%	$700.00	-30.000%
1.800%	-40.000%	-40.000%	$600.00	-40.000%
1.500%	-50.000%	-50.000%	$500.00	-50.000%
1.200%	-60.000%	-60.000%	$400.00	-60.000%
0.900%	-70.000%	-70.000%	$300.00	-70.000%
0.600%	-80.000%	-80.000%	$200.00	-80.000%
0.300%	-90.000%	-90.000%	$100.00	-90.000%
0.000%	-100.000%	-100.000%	$0.00	-100.000%
-0.300%	-110.000%	-100.000%	$0.00	-100.000%
-0.600%	-120.000%	-100.000%	$0.00	-100.000%
-0.900%	-130.000%	-100.000%	$0.00	-100.000%
-1.200%	-140.000%	-100.000%	$0.00	-100.000%
-1.500%	-150.000%	-100.000%	$0.00	-100.000%

(1) The Swap Rate Return will not be less than -100%, even if the Final Swap Rate is negative.
(2) Excluding any interest payments paid during the term of the Notes, if any.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity (excluding any interest payments that may be due in respect of the final Interest Period) in different hypothetical scenarios is calculated.

Example 1: The Swap Rate increases by 0.600 percentage points from the Initial Swap Rate of 3.000% to a Final Swap Rate of 3.600%, resulting in a Swap Rate Return of 20.000%.

Because the Final Swap Rate is equal to or greater than the Barrier Swap Rate, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

Example 2: The Swap Rate decreases by 0.300 percentage points from the Initial Swap Rate of 3.000% to a Final Swap Rate of 2.700%, resulting in a Swap Rate Return of -10.000%.

Because the Final Swap Rate is equal to or greater than the Barrier Swap Rate, the investor receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

Example 3: The Swap Rate decreases by 1.800 percentage points from the Initial Swap Rate of 3.000% to a Final Swap Rate of 1.200%, resulting in a Swap Rate Return of -60.000%.

Because the Final Swap Rate is less than the Barrier Swap Rate and the Swap Rate Return is -60.000%, the investor receives a payment at maturity of $400.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Swap Rate Return)

$1,000 + ($1,000 × -60.000%) = $400.00

As this example illustrates, the payment at maturity is based on the percentage change of the Swap Rate from the Initial Swap Rate to the Final Swap Rate, a very small absolute change in the Swap Rate can result in a significant loss on the Notes. In this example, while the absolute change in the Swap Rate is only 1.800%, that movement actually represents a 60% decline from the Initial Swap Rate to the Final Swap Rate, and investors would lose 60% of their principal amount at maturity.

Example 4: The Swap Rate decreases by 4.500 percentage points from the Initial Swap Rate of 3.000% to a Final Swap Rate of –1.500%, which represents a 150% decrease from the Initial Swap Rate and results in a Swap Rate Return of -100.000%.

Because the Final Swap Rate is less than the Barrier Swap Rate and the Swap Rate Return is -100.000%, the investor receives a payment at maturity of $0.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Swap Rate Return)

$1,000 + ($1,000 × -100.000%) = $1,000 + -$1,000 = $0.00

As this example illustrates, the Final Swap Rate may be negative, which would result in a decline from the Initial Swap Rate of more than 100%. However, the Swap Rate Return will not be less than -100%, even if the percentage decline from the Initial Swap Rate to the Final Swap Rate is greater than 100%. The payment at maturity will not be less than $0.00.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Final Swap Rate is less than the Barrier Swap Rate, you will lose 1% of the principal amount of your Notes for every 1% that the Final Swap Rate is less than the Initial Swap Rate. Accordingly, if the Final Swap Rate is less than the Barrier Swap Rate, the Notes will be fully exposed to the decline in the Swap Rate, and you will lose a significant portion or all of your investment at maturity. Furthermore, because the payment at maturity is based on the percentage change of the Swap Rate from the Initial Swap Rate to the Final Swap Rate, a very small absolute change in the Swap Rate can result in a significant loss on the Notes.  An investment in the Notes is highly risky. For example, given the Initial Swap Rate of 3.021%, if the Final Swap Rate were to decline by only 1.813 percentage points to 1.208%, while the absolute change in the Swap Rate is only 1.813%, that movement actually represents a 60% decline from the Initial Swap Rate to the Final Swap Rate, and you would lose 60% of your principal amount at maturity.

•                  Potential Return Limited to the Interest Payments, If Any —The return on the Notes is limited to the interest payments that may be payable during the term of the Notes, which are based on the predetermined Above Barrier Rate and the performance of Swap Rate during each Interest Period. The Above Barrier Rate represents the maximum potential per annum rate of return on the Notes, and you will not directly participate in any increases in the Swap Rate, which may be greater than the Above Barrier Rate.  Further, at maturity, even if the Swap Return Rate is positive, you will not receive more than the principal amount of your Notes.  On the other hand, if Final Swap Rate is less the Barrier Swap Rate, you will be fully exposed to the negative performance of the Swap Rate, and you will lose a significant portion or all of your investment at maturity.

•                  Interest Payment Risk — Investing in the Notes is not equivalent to investing in securities directly linked to the Swap Rate or the Above Barrier Rate.  Instead, the amount of interest payable on the Notes for any Interest Period is dependent on the number of days during such Interest Period that the Swap Rate is equal to or greater than Barrier Swap Rate.  For each calendar day in an Interest Period on which the Swap Rate is equal to or greater than the Barrier Swap Rate, interest will accrue at the Above Barrier Rate; conversely, for each calendar day in an Interest Period on which the Swap Rate is less than the Barrier Swap Rate, no interest will accrue.

Accordingly, if the Swap Rate is less than the Barrier Swap Rate on one or more calendar days during an Interest Period, the per annum interest rate applicable to such Interest Period will be less than the Above Barrier Rate in proportion to the number of calendar days in the Interest Period on which the Swap Rate is less than the Barrier Swap Rate.  As a result, you would not receive the maximum possible interest rate for that Interest Period.  If on every calendar day in an Interest Period the Swap Rate is less than the Barrier Swap Rate, you would receive no interest payments for that Interest Period.  It is further possible that you could receive no interest payments on your Notes throughout their entire term.

You should further note that the Swap Rate on any calendar day in an Interest Period that is not a swap business day will equal the Swap Rate observed on the immediately preceding swap business day. Therefore, if the Swap Rate is less than the Barrier Swap Rate on a swap business day preceding one or more calendar days that are not swap business days, no interest will accrue from and including that swap business day and to but excluding the next swap business day when the Swap Rate is reset.  For example, for a successive Friday, Saturday and Sunday occurring in the same Interest Period, the Swap Rate observed on that Friday (assuming such Friday is a swap business day) will be deemed the Swap Rate for purposes of the following Saturday and Sunday, which are not swap business days.  Therefore, in this example, the Swap Rate observed on such Friday would impact the Accrual Factor (i.e., interest would accrue or not accrue depending on whether the Swap Rate was equal to or greater than the Barrier Swap Rate) for a total of three calendar days rather than one day.

•                  Rate Cut-Off — For any Interest Period, the Swap Rate for any day from and including the third swap business day prior to the related Interest Payment Date to but excluding such Interest Payment Date will equal the Swap Rate on such third swap business day prior to that Interest Payment Date (each such third swap business day, a “Rate Cut-Off Date”).  As such, if the Swap Rate is less than the Barrier Swap Rate on a Rate Cut-Off Date, no interest will accrue for that day or the remainder of the applicable Interest Period, even if the Swap Rate is equal to or greater than the Barrier Swap Rate on any day during that time.

•                  Your Return on the Notes, If Any, Is Based on the Performance of the Swap Rate, Which May Decline Significantly During the Term of the Notes, or May Become Negative — The Swap Rate may decline significantly during the term of the Notes, or may become negative, as a result of the factors described under “—The Swap Rate Will Be Affected By A Number Of Factors and May Be Volatile” below. An investment in the Notes is highly risky. You should not invest in the Notes if you do not understand the Swap Rate or longer-term interest rates in the United States.

•                  Issuer Credit Risk— The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                  The Notes Will Be Subject to Redemption at Our Option — The term of your investment in the Notes may be limited to as short as approximately six months by the optional early redemption feature of the Notes. Any early redemption of the Notes will be at our sole discretion, without taking your interests into account. It is more likely that we will redeem the Notes if, at such time, the present value of the remaining payments payable on the Notes, based on the Above Barrier Rate and the expected performance of the Swap Rate, is likely to be greater than the present value of the payments payable on a conventional fixed-rate note of comparable maturity. On the other hand, it is less likely that we will redeem the Notes if, at such time, the present value of the remaining payments payable on the Notes, based on the Above Barrier Rate and the expected performance of the Swap Rate, is likely to be less than the present value of the payments payable on a conventional fixed-rate note of comparable maturity. In other words, we are more likely to redeem the Notes when the Notes are paying an above-market rate. If the Notes are redeemed prior to maturity, no further interest payments will be made on the Notes, and you may be forced to reinvest in a lower interest rate environment. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are redeemed prior to the Maturity Date.  In addition, our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates, including the Swap Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the calculation agent for the Notes.  As calculation agent, we will make any determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                  Lack of Liquidity— The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes, but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•                  The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  The Final Swap Rate Is Not Based on the Swap Rate at Any Time Other Than on the Final Valuation Date — The Final Swap Rate will be based solely on the Swap Rate on the Final Valuation Date, and the payment at maturity will depend on the Final Swap Rate as compared to the Initial Swap Rate. Therefore, if the Swap Rate declines as of the Final Valuation Date, the payment at maturity, if any, may be significantly less than it would otherwise have been had the Final Swap Rate been determined at a time prior to such decline or after the Swap Rate had recovered.

•                  The Swap Rate Will Be Affected by a Number of Factors and May Be Volatile — Many factors may affect the Swap Rate including, but not limited to:

o                changes in, or perceptions, about the future Swap Rate;

o                the economic, financial, political, regulatory and judicial events that affect financial markets generally and prevailing interest rates;

o                sentiment regarding the U.S. and global economies;

o                policies of the Federal Reserve Board regarding interest rates;

o                expectations regarding the level of price inflation;

o                sentiment regarding credit quality in the U.S. and global credit markets; and

o                performance of capital markets.

These and other factors may have a negative impact on the payments on the Notes, if any, and on the value of the Notes in the secondary market. As a result of these factors, the Swap Rate may be volatile, and even a very small absolute change in the Swap Rate can result in a significant loss on the Notes. Accordingly, volatility of the Swap Rate may adversely affect your return on the Notes.

•                  The Swap Rate and the Manner in Which It Is Calculated May Change in the Future—There can be no assurance that the method by which the Swap Rate is calculated will continue in its current form.  Any changes in the method of calculation could reduce the Swap Rate and thus have a negative impact on the payments on the Notes, if any, and on the value of the Notes in the secondary market.

•                  Uncertainty About the Future of LIBOR May Adversely Affect the Swap Rate —The Swap Rate represents the fixed rate of interest payable on a U.S. dollar interest rate swap whose floating leg is based on three-month USD LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict the effect that this announcement will have on three-month USD LIBOR, and, therefore, on the Swap Rate. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates, and therefore, the Swap Rate, during the term of the Notes, which may adversely affect the value of the Notes.

•                  The Swap Rate May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner— Subject to the information set forth under “Supplemental Terms of the Notes – Postponement of the Final Valuation Date” above, if the Swap Rate on any swap business day during the term of the Notes cannot be determined by reference to Reuters page ICESWAP1 (or any successor page), then the Swap Rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that day. If fewer than three quotations are provided as requested, the Swap Rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. The Swap Rate determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the 10-Year U.S. Dollar ICE Swap Rate.

•                  The Historical Swap Rates Are Not an Indication of Future Swap Rates — In the past, the Swap Rate has experienced significant fluctuations. Historical Swap Rates, fluctuations and trends are not necessarily indicative of future Swap Rates. Any historical upward or downward trend in the Swap Rate is not an indication that the Swap Rate is more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical Swap Rates as an indication of future Swap Rates. There can be no assurance that the Swap Rate will not decline below the Barrier Swap Rate on any day during the term of the Notes, including on the Final Valuation Date, in which case you would lose a significant portion or all of your investment at maturity.

•                  Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” below.

•                  Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the Swap Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Swap Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings

10-YEAR U.S. DOLLAR ICE SWAP RATE OVERVIEW

The 10-Year U.S. Dollar ICE Swap Rate (also referred to herein as the “Swap Rate”) is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market. The 10-Year U.S. Dollar ICE Swap Rate is one of the market-accepted indicators of longer term interest rates.

Please see “Supplemental Terms of the Notes” above for information regarding the procedures that will be applied by the calculation agent if the Swap Rate cannot be determined in the manner described above on any day on which the Swap Rate must be determined.

Historical Information

The following table sets forth the quarterly high, low and period-end Swap Rates. The graph below sets forth the performance of the Swap Rate from January 2, 2013 to July 27, 2018. The Swap Rate on July 27, 2018 was 3.021%. We obtained the Swap Rates in this section from Bloomberg Professional® service, without independent verification. The Swap Rate that will be used by the calculation agent for purposes of any payments on the Notes will be the Swap Rate as reported on Reuters page ICESWAP1. Historical performance of the Swap Rate should not be taken as an indication of future performance. Future performance of the Swap Rate may differ significantly from historical performance, and no assurance can be given as to the Swap Rate on any day during the term of the Notes, including on the Final Valuation Date. We cannot give you assurance that the performance of the Swap Rate will not result in a loss on your initial investment.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2013	3/31/2013	2.139%	1.848%	2.006%
4/1/2013	6/30/2013	2.857%	1.820%	2.713%
7/1/2013	9/30/2013	3.159%	2.685%	2.788%
10/1/2013	12/31/2013	3.086%	2.630%	3.086%
1/1/2014	3/31/2014	3.072%	2.743%	2.859%
4/1/2014	6/30/2014	2.925%	2.502%	2.624%
7/1/2014	9/30/2014	2.775%	2.479%	2.635%
10/1/2014	12/31/2014	2.622%	2.209%	2.306%
1/1/2015	3/31/2015	2.349%	1.815%	2.032%
4/1/2015	6/30/2015	2.554%	1.943%	2.458%
7/1/2015	9/30/2015	2.522%	2.007%	2.007%
10/1/2015	12/31/2015	2.271%	1.925%	2.183%
1/1/2016	3/31/2016	2.165%	1.522%	1.666%
4/1/2016	6/30/2016	1.786%	1.342%	1.369%
7/1/2016	9/30/2016	1.550%	1.279%	1.436%
10/1/2016	12/31/2016	2.540%	1.473%	2.348%
1/1/2017	3/31/2017	2.563%	2.190%	2.401%
4/1/2017	6/30/2017	2.337%	2.087%	2.263%

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
7/1/2017	9/30/2017	2.358%	2.006%	2.277%
10/1/2017	12/31/2017	2.475%	2.253%	2.405%
1/1/2018	3/31/2018	2.944%	2.432%	2.789%
4/1/2018	6/30/2018	3.137%	2.804%	2.920%
7/1/2018	7/27/2018*	3.021%	2.901%	3.021%

* Information for the third calendar quarter of 2018 includes data for the period from July 1, 2018 through July 27, 2018. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2018.

When reviewing the historical performance of the Swap Rate in the below graph, it is important to understand that a very small absolute change in the Swap Rate can result in a significant loss on the Notes. For example, given the Initial Swap Rate of 3.021%, you will lose a significant portion or all of your investment if the Final Swap Rate is less than the Barrier Swap Rate of 2.4168% (80% of the hypothetical Initial Swap Rate), which represents a decrease of only 0.6042 percentage points from the Initial Swap Rate. If the Final Swap Rate is zero or negative, you will lose your entire investment in the Notes at maturity.

10-Year U.S. Dollar ICE Swap Rate January 1, 2011 to July 27, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

* The dotted line indicates the Barrier Swap Rate of 80.00% of the Initial Swap Rate.

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

In determining our reporting responsibilities, if any, we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid financial contracts with associated contingent coupons and (ii) any contingent coupon payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt.

Sale, exchange or redemption of a Note. Assuming the treatment described above is respected, upon a sale or exchange of the Notes (including upon early redemption or redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes (assuming contingent coupon payments are properly treated as ordinary income, consistent with the position referred to above). Although not free from doubt, this gain or loss should be treated as capital gain or loss and should be short-term capital gain or loss unless you hold the Notes for more than one year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of the Notes at the issue price. The deductibility of capital losses is subject to limitations. If you sell your Notes between the time you accrue any portion of a contingent coupon payment and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the accrued portion of the contingent coupon payment. You should consult your tax advisor regarding this issue.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. holders. Insofar as we have responsibility as a withholding agent, we do not currently intend to treat contingent coupon payments to non-U.S. holders (as defined in the accompanying prospectus supplement) as subject to U.S. withholding tax. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent commits to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date indicated on the cover of this document, which is more than two business days following the Original Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two business days following the Original Trade Date, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 28, 2017, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 28, 2017, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 28, 2017, which has been filed as an exhibit to the report on Form 6-K referred to above.

US$1,485,000

BARCLAYS BANK PLC

CALLABLE RANGE ACCRUAL NOTES DUE AUGUST 3, 2020

LINKED TO THE 10-YEAR U.S. DOLLAR ICE SWAP RATE

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED MARCH 30, 2018
  AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)

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